FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Hideki Ishida
Hideki Ishida Managing Executive Officer General Manager of Corporate Finance Division

Date: October 28, 2004

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Consolidated and Non-Consolidated Financial Results for the Six Months Ended September 30, 2004

October 28, 2004

KYOCERA CORPORATION

Consolidated Financial Highlights

Results for the Six Months Ended September 30, 2004

(Yen in millions, except per share amounts, exchange rates and number of employees)

	Six months ended September 30,		Increase (Decrease) (%)
	2004	2003
Net sales	600,562	518,378	15.9
Profit from operations	62,092	22,554	175.3
Income before income taxes	67,253	25,127	167.7
Net income	42,549	15,754	170.1
Average exchange rates :
US$	110	118	—
Euro	133	133	—
Earnings per share :
Net income
Basic	226.94	84.79	—
Diluted	226.85	84.79	—
Capital expenditures	28,631	27,458	4.3
Depreciation	27,296	28,933	(5.7)
R&D expenses	27,432	23,804	15.2
Total assets	1,785,505	1,771,550	—
Stockholders’ equity	1,180,941	1,092,402	—
Sales of products manufactured outside Japan to net sales (%)	33.4	33.1	—
Number of employees at the end of periods	60,163	54,740	—

Consolidated Results of Kyocera Corporation and its Subsidiaries

for the Six Months Ended September 30, 2004

The consolidated financial statements are in conformity with accounting principles generally accepted in the United States of America.

Date of the board of directors’ meeting for the interim consolidated results : October 28, 2004

1. Results for the six months ended September 30, 2004

(1) Consolidated results of operations :

	Japanese yen
	Six months ended September 30,		Year ended March 31, 2004
	2004	2003
Net sales	¥600,562 million	¥518,378 million	¥1,140,814 million
% change from the previous period	15.9%	0.3%
Profit from operations	62,092 million	22,554 million	108,962 million
% change from the previous period	175.3%	(39.0)%
Income before income taxes	67,253 million	25,127 million	115,040 million
% change from the previous period	167.7%	(25.2)%
Net income	42,549 million	15,754 million	68,086 million
% change from the previous period	170.1%	(8.0)%
Earnings per share :
Basic	¥226.94	¥84.79	¥364.79
Diluted	226.85	84.79	364.78

Notes :

1. Equity in earnings of affiliates and unconsolidated subsidiaries :

Six months ended September 30, 2004	¥582 million
Six months ended September 30, 2003	¥1,729 million
Year ended March 31, 2004	¥2,575 million

2. Average number of shares outstanding during the period :

Six months ended September 30, 2004	187,492,144 shares
Six months ended September 30, 2003	185,802,535 shares
Year ended March 31, 2004	186,642,680 shares

3. Change in accounting policies :	None

(2) Consolidated financial condition :

	Japanese yen
	September 30,		March 31, 2004
	2004	2003
Total assets	¥1,785,505 million	¥1,771,550 million	¥1,794,758 million
Stockholders’ equity	1,180,941 million	1,092,402 million	1,153,746 million
Stockholders’ equity to total assets	66.1%	61.7%	64.3%
Stockholders’ equity per share	¥6,298.63	¥5,826.70	¥6,153.83

Notes :    Total number of shares outstanding as of :

September 30, 2004	187,491,883 shares
September 30, 2003	187,482,238 shares
March 31, 2004	187,484,253 shares

(3) Consolidated cash flows :

Japanese yen
	Six months ended September 30,		Year ended March 31, 2004
	2004	2003
Cash flows from operating activities	¥88,891 million	¥28,510 million	¥62,575 million
Cash flows from investing activities	(144,177) million	(5,163) million	29,581 million
Cash flows from financing activities	(53,582) million	(16,112) million	(20,422) million
Cash and cash equivalents at end of period	256,965 million	299,160 million	361,132 million

(4) Scope of consolidation and application of the equity method :

Number of consolidated subsidiaries : 162

Number of subsidiaries accounted for by the equity method : 2

Number of affiliates accounted for by the equity method : 13

(5) Changes in scope of consolidation and application of the equity method :

	Consolidation	Equity method
Increase	4	0
Decrease	1	1

2. Forecast for the year ending March 31, 2005 :

There is no revision of the initial forecast for the fiscal year ending March 31, 2005, which was described in Form 6-K submitted on April 27, 2004. (Please refer to the accompanying “Forward Looking Statements” on page 17 with regard to the forecasts.)

KYOCERA GROUP

Kyocera group consists of Kyocera Corporation, 164 subsidiaries and 13 affiliates.

(Chart of the group companies)

CUSTOMERS
Domestic
Fine Ceramics Group
KYOCERA SOLAR CORP.
KYOCERA SLC TECHNOLOGIES CORP.
JAPAN MEDICAL MATERIALS CORP.
Electronic Device Group
KYOCERA KINSEKI CORP.
KYOCERA ELCO CORP.
KYOCERA DISPLAY INSTITUTE CO., LTD.
Equipment Group
KYOCERA MITA CORP.
KYOCERA MITA JAPAN CORP.
KYOCERA OPTEC CO., LTD.
Others
<Finance and Leasing>
KYOCERA LEASING CO., LTD.
<Software Development and Sales>
KYOCERA COMMUNICATION SYSTEMS CO., LTD.
<Real Estate Renting>
KYOCERA REALTY DEVELOPMENT CO., LTD.
<Hotel Operation and Maintenance>
HOTEL KYOCERA CO., LTD.
HOTEL PRINCESS KYOTO CO., LTD.
<Insurance and Travel>
KYOCERA INTERNATIONAL CO., LTD.
<Manufacturing and Sales of Electronic Components Materials>
KYOCERA CHEMICAL CO., LTD.
<Amusement>
TAITO CORP.
Products
Products/ Components
Products/ Components
Leasing
Software Renting
Office Renting
Components
KYOCERA CORPORATION
Products
Products/ Components
Products
Products
Renting Lands and Factories
Renting Offices and Factories
Overseas
Fine Ceramics Group
KYOCERA AMERICA, INC.
KYOCERA INDUSTRIAL CERAMICS CORP.
KYOCERA SOLAR, INC.
KYOCERA TYCOM CORP.
KYOCERA MEXICANA, S.A. DE C.V.
KYOCERA ASIA PACIFIC PTE. LTD.
SHANGHAI KYOCERA ELECTRONICS CO., LTD.
KYOCERA (TIANJIN) SOLAR ENERGY CO., LTD.
KYOCERA PRECISION TOOLS KOREA CO., LTD.
KYOCERA FINECERAMICS GmbH
Electronic Device Group
AVX CORP.
KYOCERA INDUSTRIAL CERAMICS CORP.
KYOCERA ASIA PACIFIC PTE. LTD.
SHANGHAI KYOCERA ELECTRONICS CO., LTD.
P.T. KYOCERA INDONESIA
KYOCERA ELCO KOREA CO., LTD.
KYOCERA ELCO HONG KONG LTD.
KYOCERA FINECERAMICS GmbH
Equipment Group
KYOCERA WIRELESS CORP.
KYOCERA WIRELESS (INDIA) PVT. LIMITED
KYOCERA TELECOMMUNICATIONS RESEARCH CORP.
KYOCERA MITA AMERICA, INC.
KYOCERA MITA OFFICE EQUIPMENT (DONGGUAN) CO., LTD.
KYOCERA MITA EUROPE B.V.
KYOCERA MITA DEUTSCHLAND GmbH
KYOCERA OPTICS, INC.
KYOCERA YASHICA DO BRASIL INDUSTRIA E COMERCIO LTDA.
KYOCERA ZHENHUA COMMUNICATION EQUIPMENT CO., LTD.
YASHICA HONG KONG CO., LTD.
UNIVERSAL OPTICAL INDUSTRIES, LTD.
DONGGUAN SHILONG KYOCERA OPTICS CO., LTD.
YASHICA KYOCERA GmbH
Others
<Real Estate Renting>
PIAZZA INVESTMENT CO., LTD.
SHANGHAI KYOCERA REALTY DEVELOPMENT CO., LTD.

Note : Others include affiliates that are accounted for by the equity method.

Management Policies

1. Management Goal and Strategies

•	Kyocera Corporation and its subsidiaries (Kyocera) strive to be a “creative company that continues to grow in 21st century.” To achieve this goal, Kyocera promotes “high-value-added” diversification in three high growth potential areas – telecommunications and information processing, environmental protection, and quality of life – in accordance with the following criteria and management system.

1) Criteria

“Value added business” is defined as a business generating pre-tax profit ratio of 15% or more. Whether or not to remain in a field is based on a judgment of the existence of an evident need in the relevant markets and the possibility of serving that market need from the current or future attainable technologies.

2) Management System

Kyocera’s unique management system allows it to make accurate and swift assessments of individual business conditions to facilitate timely decision-making and maximize synergies among businesses.

•	By promoting the development of business diversification, Kyocera aims to drive stable and continuous corporate growth in a rapidly changing business environment.

•	The most important management resource for successful business diversification is technological prowess. Based on this conviction, Kyocera strives to expand and diversify applications through advancement and specialization of its technical expertise, thereby promptly responding to the variety of market needs brought about by rapid changes in society. Kyocera also views sales competency and brand awareness as vital management resources for business expansion, and constantly works to strengthen these elements.

•	Kyocera will demarcate areas for either expansion or reorganization and aggressively invest management resources in valuable or promising businesses.

•	Kyocera will maintain a sound financial position to enable to pursue new business development and market creation.

2. Specific Policies

<Efficient Resource Management>

•	Kyocera will select and concentrate management resources into “value added” fields and its candidates. With the objective of outstripping the competition and becoming leader in each business area, Kyocera will create new markets and technologies through the integration of Group resources, including technical and sales competencies, while utilizing external management resources when it is necessary.

•	Authorization of decision-making on planning, execution and control of the business will be delegated to each Corporate Business Division and Business Division to act as an independent company, in order to speed up management decision-making processes.

•	A prime emphasis is placed on cash flows, in particular, boosting returns on capital investment, improving inventory control and shortening lead-times.

<Emphasizing Consolidated Group Results>

•	Kyocera will increase its profitability of each operating segment on a consolidated basis by strengthening ties between each Corporate Business Division and Business Division and Kyocera Group subsidiaries and affiliates to maximize synergies.

•	Kyocera will employ a global strategy in each business and optimize R&D, production and sales structures.

<Focusing on Stockholder Value>

•	In order to increase stockholder value (market capitalization), Kyocera seeks to generate a higher return on investment to maximize future profits and cash flows.

•	A stock option plan will be extended to senior managers within Kyocera to further increase value by ensuring their interests in agreement with stockholders and investors.

3. Basic Policy on Profit Distribution

•	Since its listing, Kyocera Corporation has endeavored to increase dividends per share in line with improvements in performance. Kyocera Corporation has also boosted share dividends by actively applying free-share distributions and stock splits. In the coming years, Kyocera Corporation will work to further improve earnings per share and cash flow, and on the basis of the results, will share its success by securing continued dividend payments in accordance with holistic judgments.

•	Kyocera’s goal of constantly enhancing profitability will ensure greater returns for stockholders. In order to be a “creative company that continues to grow in the 21st century,” Kyocera will strive at the same time to be a market leader in the three strategic areas of telecommunications and information processing, environmental protection and quality of life. Accordingly, Kyocera aims to cultivate new businesses, markets and to develop technologies, acquiring external management resources when necessary to achieve this objective. Kyocera will also enhance technological prowess and marketing force in each of the businesses Kyocera is in, and select an optimal structure for each by leveraging Group resources, to build up a “winning” competitive structure, without limiting ourselves to any single formula. Kyocera will prioritize a healthy and stable financial position and retain a high level of internal reserves to facilitate the execution of this management strategy.

4. Corporate Governance Guidelines and Policy Implementation

•	Kyocera’s corporate governance is designed to ensure extremely sound, transparent and effective management and thereby best protect the interests of stockholders. No discussion of corporate governance at Kyocera would be complete without first looking at the “Kyocera Philosophy,” which provides both the moral and intellectual backbone for Kyocera’s management style.

•	The “Kyocera Philosophy” was created by Kyocera’s founder, as he codified his views on the subject of business management. He was convinced that one of the most important points for the management of the company was that the “Kyocera Philosophy” should apply to the actions of all who work for the enterprise—directors, managers and employees alike. The “Kyocera Philosophy” embodies many principles, covering subjects ranging from the fundamentals of business management to the specifics of day-to-day operations. Its principles demand impartial, fair and totally transparent management, while emphasizing the importance of maximizing profits by eliminating waste, minimizing expenses and maximizing revenues. The “Kyocera Philosophy” demands particularly high standards of ethical behavior from all leaders within the company. Managers are never allowed to put their personal interests ahead of the company’s interests. From the beginning, Kyocera has been guided by principles that have naturally worked toward achieving the corporate governance goals mentioned above.

•	Kyocera’s management believes that the standards and criteria applied by all members of the enterprise hold the key to achieving the aims of corporate governance. At its core, the “Kyocera Philosophy” exhorts workers to use the criterion of what they judge “the right thing to do as human being” as the basis for guiding all actions and decisions. Because of their universal nature, the principles of the “Kyocera Philosophy” are as applicable to Kyocera’s worldwide operations as they are to any other business.

•	During the year ended March 31, 2004, Kyocera managers around the world attended an aggregated total of 19,440 training and education sessions designed to promote deeper understanding of the “Kyocera Philosophy.” The “Kyocera Philosophy” also formed an important part of our orientation efforts for new recruits and on-the-job training programs. In the year ending March 31, 2005, Kyocera plans to extend these programs to cover all employees in Japan. A total of 755 managers at Kyocera subsidiaries outside Japan received training along these lines in the year ended March 31, 2004.

•	Kyocera emphasizes a so-called “amoeba” management system in which operations are managed at the level of small groups. This system is believed to reflect the “Kyocera Philosophy” best, and is regarded as the source of Kyocera’s strength in creating highly motivated management by getting all employees involved in the daily operation of the company.

•	Explicit delegation of responsibilities to small groups has the added advantage of promoting transparency in all details of management, while creating a system that promotes efficiency. In Kyocera’s experience, these processes maintain sound business management practices, which in turn translate into greater benefits for all stakeholders.

•	To make these principles work in practice, a system of checks and balances is also crucial. Kyocera has adopted the corporate governance model outlined in the Commercial Code of Japan that is based on the use of corporate auditors. In this system, the board of corporate auditors oversees the management decisions of the board of directors and policy execution by executive officers.

•	Of four corporate auditors, two are appointed externally. Kyocera implemented an executive officer system, in which the functions of business execution and supervision of management have been separated to further raise management efficiency. The Board of Directors consists of 13 people, including eight members from Kyocera group management who are not responsible for business execution of Kyocera Corporation.

•	In addition, to ensure a systematic and sustained approach to compliance management throughout Kyocera, Kyocera established a Risk Management Department.

•	By respecting the “Kyocera Philosophy” as a corporate culture and completing internal management control system apart from management aspect, Kyocera aims to achieve solid corporate governance as our stockholders expect.

Business Results and Financial Condition

1. Business Results for the Six Months Ended September 30, 2004

(1) Economic Situation and Business Environment

•	The Japanese economy showed moderate signs of recovery during the six months ended September 30, 2004 (the first half), spurred by revitalized production activities, especially in the manufacturing sector; increased exports; improved corporate earnings and expanded capital investment. The global economy expanded as a whole, as represented by continued steady growth in the U.S. economy and healthy growth in the Asian economy, particularly in China.

•	In the electronics industry, which is a key market for Kyocera, demand for mobile handsets increased due to the proliferation of models with built-in cameras. Additionally, the production of computer equipment grew steadily, while in digital consumer product markets, demand for flat-screen TVs and DVD recorders rose due to the broadcast of the Olympics.

(2) Consolidated Financial Results

(Yen in millions, except per share amounts and exchange rates)

	Six months ended September 30,		Increase (Decrease) (%)
	2004	2003
Net sales	600,562	518,378	15.9
Profit from operations	62,092	22,554	175.3
Income before income taxes	67,253	25,127	167.7
Net income	42,549	15,754	170.1
Diluted earnings per share	226.85	84.79	—
US$ average exchange rate	110	118	—
Euro average exchange rate	133	133	—

1) Sales

•	Sales for the first half increased compared with those in the six months ended September 30, 2003 (the previous first half), due mainly to an increase in component business sales.

•	Demand for Kyocera’s components, such as Fine Ceramics Group and Electronic Device Group, expanded strongly and was supported by the increased production activities of electronic equipment, notably mobile phones and digital consumer products. As a favorable market environment resulted in increased production volume and a moderate decline in components prices, sales of Kyocera’s components have increased considerably in the first half compared with the previous first half.

•	Sales of the Equipment Group have increased, due mainly to the introduction of new information equipment, as well as higher sales of mobile handsets in the U.S. and the new contribution of camera modules for mobile phones.

•	As a result, consolidated net sales for the first half amounted to ¥600.6 billion, an increase of 15.9% compared with the previous first half.

2) Profits

•	The effect of an increase in sales, especially in the components business, coupled with an increased capacity utilization rate through considerable growth in components production volume, and group-wide structural reforms implemented in the year ended March 31, 2004 that aimed to improve profitability, showed positive effects in the first half. Consequently, profit from operations for the first half increased by ¥39.5 billion compared with the previous first half. Both income before income taxes and net income also increased.

3) Effect of Exchange Rate Fluctuations

•	The average yen rate appreciated 8 yen against the U.S. dollar and was unchanged against the Euro compared with those in the previous first half. Consequently, net sales and income before income taxes after translation into yen was negatively affected by approximately ¥19.3 billion and ¥2.9 billion yen, respectively, compared with the previous first half, due primarily to the yen’s appreciation against the U.S. dollar.

(3) Operating Highlights

1)	Kinseki, Ltd. (Kinseki), a wholly-owned subsidiary, and Kyocera Corporation re-organized the operations related to crystal components on April 1, 2004. Kinseki’s marketing division was merged into the marketing division of the electronic component of Kyocera Corporation and the manufacturing division of crystal related components of Kyocera Corporation was transferred to Kinseki. At the same time, Kinseki changed its name to Kyocera Kinseki Corporation (Kyocera Kinseki).

2)	On April 1, 2004, Kyocera integrated the organic material components business into Kyocera SLC Technologies Corporation (KST), a wholly owned subsidiary. Management resources relating to the organic material components business were concentrated in KST to enhance the synergistic effects within Kyocera and to expand the business base.

3)	On June 21, 2004, the Carlyle Group (Carlyle), Kyocera, KDDI Corporation (KDDI) and DDI Pocket, Inc. (DDI Pocket) reached an agreement that a consortium of Kyocera and Carlyle would acquire the business of DDI Pocket, a subsidiary of KDDI. Under the agreement, the company that succeeds DDI Pocket’s business (the “NewCo”) was invested 30% by Kyocera in October 2004. In cooperation with NewCo, Kyocera will endeavor to expand sales in its PHS related business by carving out new markets in Japan as well as overseas.

4)	The construction of new factory of KST started in August 2004 in the City of Ayabe, Kyoto Prefecture. At the factory, KST plans to produce semiconductor organic packages and laminated high-density printed circuit boards used in micro processors and chipsets for digital consumer products. Operations are expected to commence in June 2005. Planned investment in the factory totals approximately ¥17.0 billion.

5)	Kyocera and Kobe Steel, Ltd. established “Japan Medical Materials Corporation (JMM)” on September 1, 2004 by merging the medical materials businesses of both companies and commenced operation on the same day. JMM will benefit from the integration of the specialized expertise of both companies in material and processing technologies, while maximizing synergies by integrating development, production and marketing divisions. JMM will also seek to expand its business worldwide, as a dedicated manufacturer of medical materials.

6)	Kyocera started to implement structural reforms in the first half in order to reorganize its optical instruments business a “value added business.” Major initiatives included (a) downsizing of the camera business and expansion of the optical module business, and (b) reorganizing of overseas sales operation. A total of approximately ¥1.9 billion was recorded as operating expenses in line with the execution of these reforms.

(4) Consolidated Operating Segments

(Yen in millions)

	Six months ended September 30,		Increase (Decrease) (%)
	2004	2003
Net sales	600,562	518,378	15.9
Fine Ceramics Group	151,986	119,399	27.3
Electronic Device Group	139,790	119,787	16.7
Equipment Group	265,597	241,372	10.0
Others	56,193	45,735	22.9
Adjustments and eliminations	(13,004)	(7,915)	—

Operating profit	59,936	19,959	200.3
Fine Ceramics Group	24,399	11,322	115.5
Electronic Device Group	22,241	(6,392)	—
Equipment Group	7,136	10,274	(30.5)
Others	6,160	4,755	29.5

Corporate	6,683	3,010	122.0
Equity in earnings of affiliates and unconsolidated subsidiaries	582	1,729	(66.3)
Adjustments and eliminations	52	429	(87.9)
Income before income taxes	67,253	25,127	167.7

Commencing in the third quarter of fiscal 2004 (October to December 2003), net sales and operating profit of the Precision Machine Division of Kyocera Corporation, previously included within “Others,” have been charged to “Corporate.” Accordingly, we have restated previously published net sales and operating profit of this operating segment for the previous first half.

1) Fine Ceramics Group

Demand for fine ceramic parts was strong, particularly for semiconductor and LCD fabrication equipment and sapphire substrates for LEDs. In semiconductor parts, sales of ceramic packages increased appreciably, especially those applicable for mobile phones and digital consumer products, as well as ceramic packages for image sensors, such as CCD, CMOS image devices. Sales of consumer-related products such as solar modules and cutting tools also increased markedly. Operating profit in this segment rose considerably in the first half, increasing approximately 2.2 times compared with the previous first half, due mainly to the effect of increased sales and of improved productivity through cost reduction efforts in all divisions.

2) Electronic Device Group

Sales in this segment grew, due primarily to strong demand for ceramic capacitors and crystal-related components. In addition to the sales contribution from Kyocera Kinseki since the start of the fiscal year, sales at AVX CORPORATION (AVX), a U.S. subsidiary, increased remarkably. Strong sales, improved capacity utilization rate, improved production and the absence of restructuring charges at AVX that were recorded in the previous first half culminated in a significant increase of approximately ¥28.6 billion in operating profit compared with operating loss recorded in the previous first half.

3) Equipment Group

Sales of this segment expanded, due to healthy sales of new products in information equipment and sales at KYOCERA WIRELESS CORP., a U.S. subsidiary. Sales of optical instruments also increased due to new contributions from optical camera modules for mobile phones. Nevertheless, operating profit in this segment decreased compared with the previous first half, due predominantly to one-off charges associated with the start-up costs of the optical camera module business and restructuring of overseas sales operation, and price erosion in mobile phones in Japan and overseas.

4) Others

Sales and operating profit in this segment increased due to strong growth for Kyocera Chemical Corporation, especially in its business of flexible printed circuit board materials and semiconductor epoxy molding compounds, and favorable growth for Kyocera Communication Systems Co., Ltd. (KCCS), especially in its data center, network optimizing and telecommunications engineering businesses.

(5) Orders and Production (Consolidated)

See “(4) Consolidated Operating Segments” for descriptions of orders and production by operating segments for the first half.

(Yen in millions)

	Six months ended September 30,		Increase (Decrease) (%)
	2004	2003
Orders	614,813	570,843	7.7
Fine Ceramics Group	154,926	124,173	24.8
Electronic Device Group	143,490	123,328	16.3
Equipment Group	271,453	281,920	(3.7)
Others	58,267	49,024	18.9
Adjustments and eliminations	(13,323)	(7,602)	—

Production	617,958	515,006	20.0
Fine Ceramics Group	155,719	119,979	29.8
Electronic Device group	146,503	118,454	23.7
Equipment Group	277,007	245,191	13.0
Others	38,729	31,382	23.4

(6) Geographic Segments (Consolidated)

(Yen in millions)

	Six months ended September 30,		Increase (Decrease) (%)
	2004	2003
Sales	600,562	518,378	15.9
Japan	227,772	211,276	7.8
USA	130,505	114,335	14.1
Asia	116,357	90,122	29.1
Europe	83,906	73,472	14.2
Others	42,022	29,173	44.0

1) Japan

Sales increased compared with the previous first half due to increased sales of parts for mobile phones and digital consumer products and that of solar energy products, in addition, due also to increased sales of optical camera modules and that in telecommunications engineering business of KCCS.

2) USA

Sales increased due mainly to increased sales of mobile handsets and also to that in components business in the environment of growing demand.

3) Asia

Sales grew considerably due mainly to increased sales of parts for mobile handsets, digital consumer production and computer related equipment and also to increased sales of telecommunications equipment and information equipment.

4) Europe

Sales increased due mainly to increased sales of information equipment and also to increased sales of electronic devices, solar modules etc.

5) Others

Sales increased due mainly to increased sales of mobile handsets in Central and South America.

2. Cash Flow

Cash and cash equivalents at September 30, 2004 decreased by ¥104,167 million to ¥256,965 million compared with at
March 31, 2004.

(Yen in millions)

	Six months ended September 30,
	2004	2003
Cash flow from operating activities	88,891	28,510
Cash flow from investing activities	(144,177)	(5,163)
Cash flow from financing activities	(53,582)	(16,112)
Effect of exchange rate changes on cash and cash equivalent	4,701	(6,385)
Net (decrease) increase in cash and cash equivalent	(104,167)	850
Cash and cash equivalent at beginning of period	361,132	298,310
Cash and cash equivalent at end of period	256,965	299,160

<Cash flow from operating activities>

Net cash provided by operating activities for the first half increased by ¥60,381 million to ¥88,891 million from the previous first half of ¥28,510 million. This was due to an increase in net income by ¥26,795 million to ¥42,549 million compared with the previous first half and a significant decrease in receivables by collection, including the short-term finance receivables.

<Cash flow from investing activities>

Net cash used in investing activities in the first half increased by ¥139,014 million to ¥144,177 million from net cash provided in the previous first half of ¥5,163 million. This was due mainly to increases in purchases of the government bonds and negotiable certificate of deposits in consideration of current and future financial position according to our investment policy.

<Cash flow from financing activities>

Net cash used in financing activities for the first half increased by ¥37,470 million to ¥53,582 million from the previous first half of ¥16,112 million. This was due mainly to payments of long-term debt.

3. Capital Expenditures and Depreciation (Consolidated)

(Yen in millions)

	Six months ended September 30,		Increase (Decrease) (%)
	2004	2003
Capital expenditures	28,631	27,458	4.3
(% to net sales)	4.8%	5.3%	—

Depreciation expenses	27,296	28,933	(5.7)
(% to net sales)	4.5%	5.6%	—

•	Fine Ceramics Group invested in facilities to increase production of solar cells and solar modules.

•	New facilities were constructed in line with the commencement of optical camera modules for mobile phones.

4. Non-Consolidated Results for the Six Months Ended September 30, 2004

(Yen in millions)

	Six months ended September 30,		Increase (Decrease) (%)
	2004	2003
Net sales	250,463	237,808	5.3
Profit from operations	21,297	17,572	21.2
Recurring profit	34,937	26,176	33.5
Net income	20,512	16,159	26.9

Business Outlook and Future Strategies

1. Forecasts for the Year Ending March 31, 2005 (Consolidated)

(Yen in millions, except per share amounts and exchange rates)

	Year ending March 31, 2005 (Forecast)	Year ended March 31, 2004 (Result)	Increase (Decrease) (%)
Net sales	1,260,000	1,140,814	10.4
Profit from operations	135,000	108,962	23.9
Income before income taxes	140,000	115,040	21.7
Net income	85,000	68,086	24.8
Diluted earnings per share	455.40	364.78	—
US$ average exchange rate	106	113	—
Euro average exchange rate	129	133	—

There are no changes in Forecasts for the Fiscal Year Ending March 31, 2005 (Consolidated) from the original forecasts as of April 27, 2004, except ones in average exchange rates and in outlook by operating segment.

(1)	Economic Situation and Business Environment for the Year Ending March 31, 2005

•	The economic environment in the second half seems to become highly uncertain due to anxiety over the effect of persistently high oil prices on the world economy.

•	In the electronics industry, there are plans to introduce new digital consumer products and mobile handsets for the Christmas season, but it is uncertain whether this will create significant consumer demand. Prices in the general electronic components market are expected to continue dropping compared with the first half.

•	Kyocera expects the appreciation of the yen against the U.S. dollar and Euro to continue in the second half, and, therefore, assumes an average exchange rate of 100 yen to the U.S. dollar and 123 yen to the Euro during the second half, and 106 yen to the U.S. dollar and 129 yen to the Euro for the full year ending March 31, 2005. Accordingly, the appreciation of the yen against both currencies is projected to produce a negative impact on net sales and income before income taxes of approximately ¥42.0 billion and ¥8.0 billion yen, respectively.

(2)	Challenges for the Second Half

•	Despite relative uncertainty in the economic environment in the second half, especially in the components business, Kyocera will push ahead with its strategy of “high-value-added diversification” in the components and equipment businesses, with concerted group-wide efforts aimed at achieving the forecasts for the year ending March 31, 2005 shown above. Specifically, energies will be devoted to the following key initiatives.

•	Kyocera plans to conclude structural reform of its optical instruments business by March 2005, the objective of which is to swiftly raise profitability of the equipment business. The positive effects of this move are expected to emerge in the following fiscal year and beyond. Concretely, Kyocera will continue with its policy of business selection and concentration and management resources will be invested into high growth areas by pursuing group synergies. One example of this is expansion of the optical module business for mobile phones. In the telecommunications equipment business, Kyocera intends to aggressively launch new mobile handsets onto the market to increase sales in Japan and overseas. In PHS related products, efforts will be made to increase sales of browser terminals in Japan, introduce new models in China and cultivate new markets in Asia.

•	In the components business, which posted a remarkable growth in the first half, Kyocera will strive to maximize Group synergies in production and sales to further strengthen management foundations. Kyocera will also boost profitability by improving productivity at production bases in Japan and China. In the digital consumer equipment and automotive markets, which are projected to expand over the mid-to long-term, Kyocera will actively promote design-in activities and increase orders in the components business. In addition, Kyocera seeks to become the leader in the solar energy market, in which demand is growing rapidly around the world, by establishing a solid global production system for solar cells and modules including the expansion of production capacity.

2. Outlook and Future Business Strategies by Operating Segment (Consolidated)

(Yen in millions)

	Year ending March 31, 2005 (Forecast as of October 28, 2004)	Year ending March 31, 2005 (Forecast as of April 27, 2004)	Year ended March 31, 2004 (Result)	Increase (Decrease) (%)
Net sales	1,260,000	1,260,000	1,140,814	10.4
Fine Ceramics Group	302,500	288,000	255,805	18.3
Electronic Device Group	278,500	274,000	256,906	8.4
Equipment Group	585,000	610,000	545,811	7.2
Others	118,500	110,000	100,505	17.9
Adjustments and eliminations	(24,500)	(22,000)	(18,213)	—

Operating profit	129,700	133,900	77,126	68.2
Fine Ceramics Group	47,300	39,500	31,139	51.9
Electronic Device Group	42,800	39,400	5,047	748.0
Equipment Group	25,700	42,000	31,257	(17.8)
Others	13,900	13,000	9,683	43.6

Corporate and others	10,300	6,100	37,914	(72.8)
Income before income taxes	140,000	140,000	115,040	21.7

(1)Fine Ceramics Group

•	Kyocera plans to further strengthen its competitiveness in the markets for fine ceramic parts for semiconductor fabrication equipment, sapphire substrates and ceramic packages for image sensors.

•	In line with rising demand for solar systems, Kyocera intends to create a global production system centered in Japan, China, Central America and Eastern Europe. Kyocera will commence its production of solar modules in Mexico in the second half, while preparations for a new production facility in the Czech Republic are progressing smoothly.

(2)Electronic Device Group

•	Kyocera will work to secure new orders by launching new ceramic capacitors and crystal-related components, with specific attention paid to attracting new customers in the digital consumer equipment and automotive markets.

•	Kyocera will introduce and promote the extensive use of production methods that will increase productivity. Kyocera also devote to reduce production costs and improve profitability by fully utilizing factories in China.

(3)Equipment Group

•	In the telecommunications equipment business, Kyocera intends to launch new models aggressively and timely, optimize its development resources and pursue group synergies in order to increase sales of CDMA handsets in Japan, the U.S. and Central and South America.

•	In the information equipment business, Kyocera seeks to increase sales through new introductions by expanding its line-up of digital multifunction products (MFPs) and color printers. Standardization of engines and key parts for the printers and digital MFPs will allow us to reduce production costs and improve price competitiveness.

•	In the optical instruments business, Kyocera plans to boost profitability by continuing efforts aimed at structural reforms. A total of approximately ¥7.6 billion is projected as operating expenses on a full-year basis for the purpose.

(4)Others

•	Kyocera Chemical plans to expand sales of flexible printed circuit boards and environmentally friendly sealants for electronic component materials, and to create Group synergies with our electronic components business.

•	KCCS is focused on expanding its outsourcing business, such as system integration services, security systems services, and its network service business utilizing mobile equipment.

3. Forecasts for the Fiscal Year Ending March 31, 2005 (Non-Consolidated)

(Yen in millions)

	Year ending March 31, 2005 (Forecast)	Increase (Decrease)(%) compared with Year ended March 31, 2004
Net sales	562,000	13.8
Profit from operations	50,000	21.3
Recurring profit	76,000	23.0
Net income	48,000	(20.9)

There are no changes in Forecasts for the Fiscal Year Ending March 31, 2005 (Non-Consolidated) from the original forecasts as of April 27, 2004.

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe, and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic components; the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers; and events that may impact negatively on our markets or supply chain, including terrorist acts and outbreaks of diseases such as SARS. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	September 30, 2004		March 31, 2004		September 30, 2003
	Amount	%	Amount	%	Amount	%
Current assets :
Cash and cash equivalents	¥256,965		¥361,132		¥299,160
Restricted cash	—		—		54,121
Short-term investments	74,262		3,855		10,321
Trade notes receivable	33,549		33,801		30,753
Trade accounts receivable	211,504		207,583		179,047
Short-term finance receivables	42,820		70,553		71,195
Less allowances for doubtful accounts and sales returns	(7,569)		(8,468)		(7,399)
Inventories	239,612		197,194		192,600
Deferred income taxes	39,408		34,957		52,469
Other current assets	31,207		33,089		28,536

Total current assets	921,758	51.6	933,696	52.0	910,803	51.4

Non-current assets :
Investments in and advances to affiliates and unconsolidated subsidiaries	24,240		24,054		21,387
Securities and other investments	440,844		430,096		425,733

Total investments and advances	465,084	26.0	454,150	25.3	447,120	25.2

Long-term finance receivables	73,477	4.1	88,512	5.0	90,034	5.1

Property, plant and equipment, at cost :
Land	55,021		54,867		55,625
Buildings	223,956		217,216		214,532
Machinery and equipment	642,657		622,721		616,865
Construction in progress	9,815		10,384		6,723
Less accumulated depreciation	(675,190)		(650,668)		(636,732)

	256,259	14.4	254,520	14.2	257,013	14.5
Goodwill	28,589	1.6	25,254	1.4	24,587	1.4
Intangible assets	17,495	1.0	16,645	0.9	17,076	1.0
Other assets	22,843	1.3	21,981	1.2	24,917	1.4

Total non-current assets	863,747	48.4	861,062	48.0	860,747	48.6

Total assets	¥1,785,505	100.0	¥1,794,758	100.0	¥1,771,550	100.0

Note 1:	Restricted cash represents the amount of the time deposit to a financial institution in order to reduce the cost for the issuance of letter of credit in connection with the litigation against LaPine. Kyocera Corporation withdrew all restricted cash because Kyocera Corporation reached agreement to settle all claims in pending litigation on December 22, 2003 (U.S. time).

	Yen in millions
	September 30, 2004		March 31, 2004		September 30, 2003
	Amount	%	Amount	%	Amount	%
Current liabilities :
Short-term borrowings	¥78,044		¥84,815		¥115,408
Current portion of long-term debt	4,406		44,522		55,258
Trade notes and accounts payable	120,646		110,759		98,875
Other notes and accounts payable	36,232		38,115		33,065
Accrued payroll and bonus	35,725		34,161		33,633
Accrued income taxes	23,641		19,054		19,753
Accrued litigation expenses	—		—		39,495
Other accrued expenses	30,029		28,665		25,058
Other current liabilities	17,223		16,548		13,422

Total current liabilities	345,946	19.4	376,639	21.0	433,967	24.5

Non-current liabilities :
Long-term debt	70,743		70,608		27,117
Accrued pension and severance costs	36,929		38,620		78,685
Deferred income taxes	86,387		95,498		77,267
Other non-current liabilities	5,386		6,409		7,055

Total non-current liabilities	199,445	11.2	211,135	11.7	190,124	10.7

Total liabilities	545,391	30.6	587,774	32.7	624,091	35.2

Minority interests in subsidiaries	59,173	3.3	53,238	3.0	55,057	3.1

Stockholders’ equity :
Common stock	115,703		115,703		115,703
Additional paid-in capital	162,087		162,091		162,068
Retained earnings	922,187		885,262		838,555
Accumulated other comprehensive income	12,262		22,046		7,443
Treasury stock, at cost	(31,298)		(31,356)		(31,367)

Total stockholders’ equity	1,180,941	66.1	1,153,746	64.3	1,092,402	61.7

Total liabilities, minority interests and stockholders’ equity	¥1,785,505	100.0	¥1,794,758	100.0	¥1,771,550	100.0

Note 2: Accumulated other comprehensive income is as follows:

	Yen in millions
	September 30, 2004	March 31, 2004	September 30, 2003
Net unrealized gains on securities	¥39,996	¥59,241	¥48,024
Net unrealized losses on derivative financial instruments	¥(22)	¥(48)	¥(203)
Minimum pension liability adjustments	¥(1,477)	¥(1,477)	¥(10,931)
Foreign currency translation adjustments	¥(26,235)	¥(35,670)	¥(29,447)

CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions, except per share amounts
	Six months ended September 30,				Increase (Decrease) %	Year ended March 31, 2004
	2004		2003
	Amount	%	Amount	%		Amount	%
Net sales	¥600,562	100.0	¥518,378	100.0	15.9	¥1,140,814	100.0
Cost of sales	429,643	71.5	397,654	76.7	8.0	860,224	75.4

Gross profit	170,919	28.5	120,724	23.3	41.6	280,590	24.6

Selling, general and administrative expenses	108,827	18.2	98,170	18.9	10.9	171,628	15.0

Profit from operations	62,092	10.3	22,554	4.4	175.3	108,962	9.6

Other income or expenses :
Interest and dividend income	2,728	0.5	2,419	0.4	12.8	4,883	0.4
Interest expense	(613)	(0.1)	(701)	(0.1)	—	(1,286)	(0.1)
Foreign currency transaction gains (losses), net	2,096	0.3	(1,621)	(0.3)	—	(1,546)	(0.1)
Equity in earnings of affiliates and unconsolidated subsidiaries	582	0.1	1,729	0.3	(66.3)	2,575	0.2
Loss on devaluation of investment in securities	(89)	0.0	(105)	0.0	—	(1,030)	(0.1)
Other, net	457	0.1	852	0.1	(46.4)	2,482	0.2

Total other income or expenses	5,161	0.9	2,573	0.4	100.6	6,078	0.5

Income before income taxes and minority interests	67,253	11.2	25,127	4.8	167.7	115,040	10.1
Income taxes	22,748	3.8	12,749	2.4	78.4	50,310	4.4

Income before minority interests	44,505	7.4	12,378	2.4	259.5	64,730	5.7
Minority interests	(1,956)	(0.3)	3,376	0.6	—	3,356	0.3

Net income	¥42,549	7.1	¥15,754	3.0	170.1	¥68,086	6.0

Earnings per share:
Net income:
Basic	¥226.94		¥84.79			¥364.79
Diluted	¥226.85		¥84.79			¥364.78

Weighted average number of shares of common stock outstanding (shares in thousands) :
Basic	187,492		185,803			186,643
Diluted	187,569		185,803			186,649

Notes:

1.	Kyocera applies the Statement of Financial Accounting Standards Board (SFAS) No.130, “Financial Reporting of Comprehensive Income.” Based on this standard, comprehensive income for the six months ended September 30, 2004 and 2003 was an increase of 32,765 million yen and an increase of 79,391 million yen, respectively.

2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

3.	Profit from operation for the year ended March 31, 2004 included 18,917 million yen of net settlement gain for the substitutional portion of Employee Pension Funds, which was recorded at Kyocera Corporation and Kyocera Mita Corporation. Kyocera Corporation and Kyocera Mita Corporation adopted Emerging issues Task Force issue No. 03-02 “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities” for the settlement process of the substitutional portion of Employee Pension Funds.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

( Yen in millions and shares in thousands)

(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Comprehensive income
Balance, March 31, 2003 (184,964)	¥115,703	¥167,675	¥828,350	¥(56,194)	¥(52,034)

Net income for the year			68,086			¥68,086
Other comprehensive income				78,240		78,240

Total comprehensive income for the year						¥146,326

Cash dividends			(11,174)
Purchase of treasury stock (14)					(105)
Reissuance of treasury stock (5)		4			44
Allocation of treasury stock for share exchange (2,529)		(5,607)			20,739
Stock option plan of a subsidiary		19

Balance, March 31, 2004 (187,484)	115,703	162,091	885,262	22,046	(31,356)

Net income for the period			42,549			¥42,549
Other comprehensive income				(9,784)		(9,784)

Total comprehensive income for the period						¥32,765

Cash dividends			(5,624)
Purchase of treasury stock (8)					(74)
Reissuance of treasury stock (16)		(4)			132

Balance, September 30, 2004 (187,492)	¥115,703	¥162,087	¥922,187	¥12,262	¥(31,298)

(Yen in millions and shares in thousands)

(Number of shares of common stock)	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Comprehensive income
Balance, March 31, 2003 (184,964)	¥115,703	¥167,675	¥828,350	¥(56,194)	¥(52,034)

Net income for the period			15,754			¥15,754
Other comprehensive income				63,637		63,637

Total comprehensive income for the period						¥79,391

Cash dividends			(5,549)
Purchase of treasury stock (11)					(72)
Allocation of treasury stock for share exchange (2,529)		(5,607)			20,739

Balance, September 30, 2003 (187,482)	¥115,703	¥162,068	¥838,555	¥7,443	¥(31,367)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions
	Six months ended September 30,		Year ended March 31, 2004
	2004	2003
Cash flows from operating activities:
Net income	¥42,549	¥15,754	¥68,086
Adjustments to reconcile net income to net cash provided by operating activities :
Depreciation and amortization	31,089	33,667	70,260
Losses on inventories	7,493	9,338	11,228
Foreign currency adjustments	(1,849)	1,308	1,294
Decrease (increase) in receivables	50,272	2,296	(34,704)
Increase in inventories	(44,324)	(22,059)	(32,966)
Increase in other current assets	(389)	(4,815)	(4,402)
Increase in notes and accounts payable	3,222	5,626	20,701
Settlement regarding LaPine Case	—	—	(35,454)
Other, net	828	(12,605)	(1,468)

Net cash provided by operating activities	88,891	28,510	62,575

Cash flows from investing activities :
Payments for purchases of securities	(60,340)	(22,632)	(37,981)
Payments for purchases of investments and advances	(452)	(606)	(7,917)
Sales and maturities of securities	19,929	42,358	77,487
Proceeds from sales of investment in an affiliate	—	—	5,004
Payments for purchases of property, plant and equipment, and intangible assets	(30,574)	(29,128)	(58,869)
Proceeds from sales of property, plant and equipment, and intangible assets	1,982	1,123	2,720
Acquisitions of businesses, net of cash acquired	(2,794)	5,135	(2,271)
Negotiable certificate of deposits	(68,100)	—	—
Deposit of restricted cash	—	(1,994)	(1,994)
Withdrawal of restricted cash	—	—	52,983
Other, net	(3,828)	581	419

Net cash (used in) provided by investing activities	(144,177)	(5,163)	29,581

Cash flows from financing activities :
(Decrease) increase in short-term debt	(7,047)	6,701	(23,823)
Proceeds from issuance of long-term debt	8,662	1,168	48,975
Payments of long-term debt	(48,847)	(18,361)	(33,152)
Dividends paid	(6,409)	(6,114)	(12,372)
Net purchases of treasury stock	55	(49)	(33)
Other, net	4	543	(17)

Net cash used in financing activities	(53,582)	(16,112)	(20,422)

Effect of exchange rate changes on cash and cash equivalents	4,701	(6,385)	(8,912)

Net (decrease) increase in cash and cash equivalents	(104,167)	850	62,822
Cash and cash equivalents at beginning of period	361,132	298,310	298,310

Cash and cash equivalents at end of period	¥256,965	¥299,160	¥361,132

SUPPLEMENTAL CASH FLOW INFORMATION

	Yen in millions
	Six months ended September 30,		Year ended March 31, 2004
	2004	2003
Cash paid during the period for :
Interest	¥1,277	¥1,632	¥3,043
Income taxes	18,165	26,699	38,774

Acquisitions of businesses :
Fair value of assets acquired	¥8,471	¥47,510	¥56,506
Fair value of liabilities assumed	(2,672)	(19,086)	(19,804)
Minority interests	(2,444)	—	—
Investments accounted for by the equity method	—	(4,600)	(4,600)
Stock issuance for acquisition	—	(15,132)	(15,132)
Cash acquired	(561)	(13,827)	(14,699)

	¥2,794	¥(5,135)	¥2,271

SEGMENT INFORMATION

1. Operating segments :

	Yen in millions
	Six months ended September 30,		Increase (Decrease) %	Year ended March 31, 2004
	2004	2003
	Amount	Amount		Amount
Net sales :
Fine Ceramics Group	¥151,986	¥119,399	27.3	¥255,805
Electronic Device Group	139,790	119,787	16.7	256,906
Equipment Group	265,597	241,372	10.0	545,811
Others	56,193	45,735	22.9	100,505
Adjustments and eliminations	(13,004)	(7,915)	—	(18,213)

	¥600,562	¥518,378	15.9	¥1,140,814

Operating profit :
Fine Ceramics Group	¥24,399	¥11,322	115.5	¥31,139
Electronic Device Group	22,241	(6,392)	—	5,047
Equipment Group	7,136	10,274	(30.5)	31,257
Others	6,160	4,755	29.5	9,683

	59,936	19,959	200.3	77,126

Corporate	6,683	3,010	122.0	34,871
Equity in earnings of affiliates and unconsolidated subsidiaries	582	1,729	(66.3)	2,575
Adjustments and eliminations	52	429	(87.9)	468

Income before income taxes	¥67,253	¥25,127	167.7	¥115,040

Depreciation and amortization :
Fine Ceramics Group	¥7,883	¥7,775	1.4	¥16,729
Electronic Device Group	10,134	11,293	(10.3)	23,323
Equipment Group	9,460	10,979	(13.8)	22,814
Others	2,363	2,276	3.8	4,838
Corporate	1,249	1,344	(7.1)	2,556

	¥31,089	¥33,667	(7.7)	¥70,260

Capital expenditures :
Fine Ceramics Group	¥7,329	¥5,827	25.8	¥13,307
Electronic Device Group	10,320	9,111	13.3	18,612
Equipment Group	8,958	9,004	(0.5)	18,303
Others	914	521	75.4	1,099
Corporate	1,110	2,995	(62.9)	3,616

	¥28,631	¥27,458	4.3	¥54,937

2. Geographic segments (Sales and Operating profits by geographic area) :

	Yen in millions
	Six months ended September 30,		Increase (Decrease) %	Year ended March 31, 2004
	2004	2003
	Amount	Amount		Amount
Net sales:
Japan	¥259,600	¥240,051	8.1	¥519,532
Intra-group sales and transfer between geographic areas	164,220	134,338	22.2	284,346

	423,820	374,389	13.2	803,878

United States of America	166,827	135,540	23.1	313,007
Intra-group sales and transfer between geographic areas	13,711	11,590	18.3	20,815

	180,538	147,130	22.7	333,822

Asia	78,674	58,985	33.4	128,629
Intra-group sales and transfer between geographic areas	59,642	46,484	28.3	100,527

	138,316	105,469	31.1	229,156

Europe	86,288	74,962	15.1	161,364
Intra-group sales and transfer between geographic areas	15,313	15,868	(3.5)	32,918

	101,601	90,830	11.9	194,282

Others	9,173	8,840	3.8	18,282
Intra-group sales and transfer between geographic areas	3,921	3,494	12.2	7,686

	13,094	12,334	6.2	25,968

Adjustments and eliminations	(256,807)	(211,774)	—	(446,292)

	¥600,562	¥518,378	15.9	¥1,140,814

Operating Profits :
Japan	¥54,484	¥39,374	38.4	¥89,193
United States of America	5,793	(4,694)	—	2,560
Asia	8,636	3,094	179.1	9,829
Europe	(698)	(14,296)	—	(17,601)
Others	740	416	77.9	1,042

	68,955	23,894	188.6	85,023
Adjustments and eliminations	(8,967)	(3,506)	—	(7,429)

	59,988	20,388	194.2	77,594
Corporate	6,683	3,010	122.0	34,871
Equity in earnings of affiliates and unconsolidated subsidiaries	582	1,729	(66.3)	2,575

Income before income taxes	¥67,253	¥25,127	167.7	¥115,040

3. Geographic segments (Sales by region) :

	Yen in millions
	Six months ended September 30,				Increase (Decrease)		Year ended March 31, 2004
	2004		2003
	Amount	%	Amount	%	Amount	%	Amount	%
Japan	¥227,772	37.9	¥211,276	40.8	¥16,496	7.8	¥456,807	40.0
United States of America	130,505	21.7	114,335	22.0	16,170	14.1	251,326	22.0
Asia	116,357	19.4	90,122	17.4	26,235	29.1	194,302	17.0
Europe	83,906	14.0	73,472	14.2	10,434	14.2	156,929	13.8
Others	42,022	7.0	29,173	5.6	12,849	44.0	81,450	7.2

Net sales	¥600,562	100.0	¥518,378	100.0	¥82,184	15.9	¥1,140,814	100.0

Sales outside Japan	¥372,790		¥307,102		¥65,688	21.4	¥684,007
Sales outside Japan to net sales	62.1%		59.2%				60.0%

INVESTMENTS IN DEBT AND EQUITY SECURITIES

Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income, net of tax. Held-to-maturity securities are recorded at amortized cost.

Investments in debt and equity securities as of September 30, 2004, March 31, 2004 and September 30, 2003, included in short-term investments (current assets) and in securities and other investments (non-current assets) are summarized as follows :

	Yen in millions
	September 30, 2004				March 31, 2004
	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities :
Corporate debt securities	¥1,728	¥1,723	¥6	¥11	¥14,961	¥14,891	¥26	¥96
Other debt securities	71,134	70,999	84	219	12,994	12,839	1	156
Investment trust	20,099	16,835	16	3,280	20,106	16,954	11	3,163
Equity securities	261,461	330,836	69,540	165	261,037	363,548	102,568	57

Total available-for-sale securities	354,422	420,393	69,646	3,675	309,098	408,232	102,606	3,472

Held-to-maturity securities :
Corporate debt securities	—	—	—	—	—	—	—	—
Other debt securities	17,650	17,598	—	52	21,093	21,165	72	—

Total held-to-maturity securities	17,650	17,598	—	52	21,093	21,165	72	—

Total investments in debt and equity securities	¥372,072	¥437,991	¥69,646	¥3,727	¥330,191	¥429,397	¥102,678	¥3,472

	September 30, 2003
	Cost	Aggregate fair values	Gross unrealized gains	Gross unrealized losses
Available-for-sale securities :
Corporate debt securities	¥28,622	¥28,541	¥22	¥103
Other debt securities	14,062	13,968	33	127
Investment trust	20,106	16,780	3	3,329
Equity securities	261,639	345,915	84,560	284

Total available-for-sale securities	324,429	405,204	84,618	3,843

Held-to-maturity securities :
Corporate debt securities	4,660	4,655	—	5
Other debt securities	22,389	22,448	59	—

Total held-to-maturity securities	27,049	27,103	59	5

Total investments in debt and equity securities	¥351,478	¥432,307	¥84,677	¥3,848

Note:	Cost represents amortized cost for debt securities and acquisition cost for equity securities. The cost basis of the individual securities is written down to fair value as a new cost basis when other-than-temporary impairment is recognized.

BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation and application of the equity method :

      Major consolidated subsidiaries :

      AVX CORPORATION

      KYOCERA WIRELESS CORP.

      KYOCERA MITA CORPORATION

      KYOCERA ELCO CORPORATION

      Major affiliates accounted for by the equity method :

      TAITO CORPORATION

2. Changes in scope of consolidation and application of the equity method :

Consolidation

(Increase) Established : 3	JAPAN MEDICAL MATERIALS CORPORATION and others

Acquired : 1	KYOCERA MARUZEN SYSTEM INTEGRATION CO., LTD.

(Decrease) Liquidated : 1	KYOCERA CHEMICAL REINFORCED PLASTIC CO., LTD.

Equity method

(Increase) None

(Decrease) Sold : 1	MILLENNIUM BUSINESS SYSTEMS, L.L.C.

Non-Consolidated Results of Kyocera Corporation (parent company)

for the Six Months Ended September 30, 2004

The interim non-consolidated financial statements are in conformity with accounting principles generally accepted in Japan.

Date of the board of directors’ meeting for the interim results : October 28, 2004

Payment date of interim dividends : December 6, 2004

1. Results for the six months ended September 30, 2004 :

(1) Results of operations :

	Japanese yen
	Six months ended September 30,		Year ended March 31, 2004
	2004	2003
Net sales	¥250,463 million	¥237,808 million	¥494,035 million
% change from the previous period	5.3%	4.4%

Profit from operations	21,297 million	17,572 million	41,222 million
% change from the previous period	21.2%	17.6%

Recurring profit	34,937 million	26,176 million	61,788 million
% change from the previous period	33.5%	75.0%

Net income	20,512 million	16,159 million	60,663 million
% change from the previous period	26.9%	73.9%

Earnings per share	¥109.40	¥86.97	¥324.70

Notes :

1. Average number of common stock outstanding during the period :

Six months ended September 30, 2004	187,492,144 shares
Six months ended September 30, 2003	185,804,001 shares
Year ended March 31, 2004	186,644,145 shares

2. Change in accounting policies :	None

(2) Dividend information :

	Japanese yen
	Six months ended September 30,		Year ended March 31, 2004
	2004	2003
Interim dividends per share	¥30.00	¥30.00	—
Annual dividends per share	—	—	¥60.00

(3) Financial Condition :

	Japanese yen
	September 30,		March 31, 2003
	2004	2003
Total assets	¥1,233,908 million	¥1,251,420 million	¥1,241,012 million
Stockholders’ equity	1,025,776 million	980,458 million	1,029,738 million

Stockholders’ equity to total assets	83.1%	78.3%	83.0%

Stockholders’ equity per share	¥5,471.05	¥5,229.48	¥5,492.08

Notes : Total number of shares outstanding as of :
September 30, 2004	187,491,883 shares
September 30, 2003	187,486,635 shares
March 31, 2004	187,484,253 shares

Total number of treasury stock as of :
September 30, 2004	3,817,407 shares
September 30, 2003	3,822,655 shares
March 31, 2004	3,825,037 shares

2. Forecast for the year ending March 31, 2005 :

There is no revision of the initial forecast for the fiscal year ending March 31, 2005, which was described in Form 6-K submitted on April 27, 2004. (Please refer to the accompanying “Forward Looking Statements” on page 17 with regard to the forecasts.)

BALANCE SHEETS

	Yen in millions
	September 30, 2004		March 31, 2004		September 30, 2003

	Amount	%	Amount	%	Amount	%
Current assets :
Cash and bank deposits	¥158,313		¥192,928		¥203,935
Trade notes receivable	45,630		50,414		47,230
Trade accounts receivable	88,650		85,441		81,105
Marketable securities	1,517		—		3,660
Finished goods and merchandise	23,840		20,010		20,234
Raw materials	24,128		20,058		22,370
Work in process	19,676		21,904		19,839
Supplies	532		742		579
Deferred income taxes	10,879		10,806		27,535
Short-term loans to subsidiaries	3,343		3,178		5,136
Other accounts receivable	5,884		5,772		3,306
Refundable income taxes	—		2,645		—
Other current assets	831		1,349		1,591
Allowances for doubtful accounts	(140)		(144)		(137)

Total current assets	383,083	31.0	415,103	33.4	436,383	34.9

Fixed assets :
Tangible fixed assets :
Buildings	34,569		36,499		38,291
Structures	2,185		2,275		2,358
Machinery and equipment	35,250		37,163		37,570
Vehicles	31		30		28
Tools, furniture and fixtures	8,677		9,232		9,832
Land	31,972		31,972		31,979
Construction in progress	985		1,634		629

Total tangible fixed assets	113,669	9.2	118,805	9.6	120,687	9.6

Intangible assets :
Patent rights and others	2,651		3,178		3,264

Total intangible assets	2,651	0.2	3,178	0.3	3,264	0.3

Investments and other assets :
Investments in securities	424,972		413,960		412,115
Investments in subsidiaries and affiliates	263,362		249,591		242,219
Investments in subsidiaries and affiliates other than equity securities	23,063		25,664		25,686
Long-term loans	19,797		10,540		7,898
Long-term prepaid expenses	5,882		6,791		5,726
Security deposits	2,236		2,279		2,270
Other investments	5,733		1,292		2,156
Allowances for doubtful accounts	(4,590)		(241)		(1,034)
Allowances for impairment loss on securities	(5,950)		(5,950)		(5,950)

Total investments and other assets	734,505	59.6	703,926	56.7	691,086	55.2

Total fixed assets	850,825	69.0	825,909	66.6	815,037	65.1

Total assets	¥1,233,908	100.0	¥1,241,012	100.0	¥1,251,420	100.0

	Yen in millions
	September 30, 2004		March 31, 2004		September 30, 2003

	Amount	%	Amount	%	Amount	%
Current liabilities :
Trade accounts payable	¥59,572		¥51,684		50,747
Current portion of long-term debt	0		0		1
Other payables	12,645		14,012		54,313
Accrued expenses	6,399		6,355		6,947
Income taxes payables	8,401		45		7,300
Deposits received	2,378		2,176		2,247
Accrued bonuses	10,035		10,658		10,520
Provision for warranties	411		650		673
Provision for sales returns	189		184		169
Other current liabilities	494		52		75

Total current liabilities	100,524	8.2	85,816	6.9	132,992	10.7

Non-current liabilities :
Long-term debt	0		1		2
Deferred income taxes	79,215		90,977		69,757
Accrued pension and severance costs	26,989		33,148		66,945
Directors’ retirement allowance	1,024		985		921
Other non-current liabilities	380		347		345

Total non-current liabilities	107,608	8.7	125,458	10.1	137,970	11.0

Total liabilities	208,132	16.9	211,274	17.0	270,962	21.7

Stockholder’s equity
Common stock	115,703	9.3	115,703	9.3	115,703	9.2
Additional paid-in capital	192,555	15.6	192,555	15.5	192,555	15.4

Retained earnings:
Legal reserves	17,207		17,207		17,207
General reserve	541,140		493,521		493,520
Unappropriated retained earnings	28,800		61,588		22,712

Total retained earnings	587,147	47.6	572,316	46.2	533,439	42.6

Net unrealized gain on other securities	161,669	13.1	180,520	14.5	170,104	13.6
Treasury stock, at cost	(31,298)	(2.5)	(31,356)	(2.5)	(31,343)	(2.5)

Total stockholders’ equity	1,025,776	83.1	1,029,738	83.0	980,458	78.3

Total liabilities and stockholders’ equity	¥1,233,908	100.0	¥1,241,012	100.0	¥1,251,420	100.0

STATEMENTS OF INCOME

	Yen in millions
	Six months ended September 30,				Increase (Decrease) %	Year ended March 31, 2004
	2004		2003
	Amount	%	Amount	%		Amount	%
Net sales	¥250,463	100.0	¥237,808	100.0	5.3	¥494,035	100.0
Cost of sales	194,313	77.6	187,351	78.8	3.7	385,752	78.1

Gross profit	56,150	22.4	50,457	21.2	11.3	108,283	21.9
Selling, general and administrative expenses	34,853	13.9	32,885	13.8	6.0	67,061	13.6

Profit from operations	21,297	8.5	17,572	7.4	21.2	41,222	8.3

Non-operating income :
Interest and dividend income	12,512	5.0	8,031	3.4	55.8	17,757	3.6
Foreign currency transaction gains, net	497	0.2	—	—	—	1,267	0.3
Other non-operating income	3,513	1.4	2,356	1.0	49.1	4,666	0.9

Total non-operating income	16,522	6.6	10,387	4.4	59.1	23,690	4.8

Non-operating expenses :
Interest expense	2	0.0	2	0.0	82.7	16	0.0
Foreign currency transaction losses, net	—	—	273	0.1	—	—	—
Other non-operating expenses	2,880	1.2	1,508	0.7	90.9	3,108	0.6

Total non-operating expenses	2,882	1.2	1,783	0.8	61.7	3,124	0.6

Recurring profit	34,937	13.9	26,176	11.0	33.5	61,788	12.5

Non-recurring gain	67	0.0	204	0.1	(66.8)	36,701	7.4
Non-recurring loss	9,277	3.6	506	0.2	—	1,414	0.3

Income before income taxes	25,727	10.3	25,874	10.9	(0.6)	97,075	19.6
Income taxes – current	6,255	2.5	7,820	3.3	(20.0)	3,807	0.7
Income taxes – deferred	(1,040)	(0.4)	1,895	0.8	—	32,605	6.6

Net income	20,512	8.2	16,159	6.8	26.9	60,663	12.3

Unappropriated retained earnings brought forward from the previous year	8,293		6,553			6,553
Net realized loss on treasury stock, at cost	5		—			3
Interim dividends	—		—			5,625

Unappropriated retained earnings at the end of the period	¥28,800		¥22,712			¥61,588

Summary of significant accounting policies :

    1. Valuation of assets :

    (1) Securities :

  Held-to-maturity securities :                          Amortized cost method

  Investments in subsidiaries and affiliates :    Cost determined by the moving average method

  Other securities

Marketable :

Based on market price of the closing date of the interim financial period

(Unrealized gains and losses on those securities are reported in the stockholders’

equity and cost is determined by the moving average method.)

Non-marketable :	Cost determined by the moving average method

    (2) Derivatives instruments :      Mark-to-market method

    (3) Inventories :

  Finished good, merchandise and work in process :

Finished goods and work in process are stated at the lower of cost or market, the cost being determined by the average method. Merchandise are stated at the lower of cost or market, the cost being determined by the last purchase method.

  Raw materials and supplies :

Raw materials and supplies, except those for telecommunications equipment, are valued at the lower of cost or market, the cost being determined by the last purchase method.

Raw materials for telecommunications equipment are valued at the lower of cost or market, the cost being determined by the first-in, first-out method.

    2. Depreciation of fixed assets :

  Tangible fixed assets :

Depreciation is computed at rates based on the estimated useful lives of assets using the declining balance method.

The principal estimated useful lives are as follows:

Building and structures	2 to 25 years
Machinery and equipment, and Tools, furniture and fixtures	2 to 10 years

  Intangible fixed assets :

Amortization is computed at rates based on the estimated useful lives of assets using the straight-line method.

    3. Accounting for allowance and accruals :

  Allowances for doubtful accounts :

Allowances for doubtful accounts are provided at an estimated amount of the past actual ratio of losses on bad debts.

Certain allowances are provided for estimated uncollectible receivables.

  Allowances for impairment losses on investments :

Allowances for impairment losses on investments are provided at an estimated uncollectible amount of investments in subsidiaries or affiliates.

  Accrued bonuses :

Accrued bonuses are provided based upon the amounts expected to be paid which is determined by actual payment of previous year.

  Warranty reserves

Warranty reserves are provided based upon the estimated after-service costs to be paid during warranty periods, which is determined by actual payment of past years, for communication equipment and optical instruments.

  Allowances for sales return

Allowances for sales return are provided based upon the estimated loss on returned products, which is determined by the historical experience of sales returns.

  Accrued pension and severance costs :

Pension and severance costs are recognized based on projected benefit obligation and plan assets at the year end.

Past service liability is amortized over estimated average remaining service period of employees by using the straight-line method.

Actuarial gains or losses are amortized over estimated average remaining service period of employees by using the straight-line method following the year incurred.

  Retirement allowance for Directors and Corporate Auditors

Retirement allowances for Directors and Corporate Auditors are provided at an estimated amount in accordance with Kyocera Corporation’s internal regulation.

    4. Translation of assets and liabilities denominated in foreign currencies into Japanese yen :

Assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the respective balance sheet dates, and resulting transaction gains or losses are included in the determination of net income.

    5. Lease transactions :

Finance lease other than those which are deemed to transfer the ownership of leased assets to lessees are accounted for by the method similar to that applicable to an ordinary operating lease.

    6. Income taxes for the interim periods :

Calculation of deferred income taxes and income tax payables for the interim periods included estimated amounts of addition and reversal of reserve for special depreciation which will be made within appropriation of retained earnings for the year-end.

    7. Consumption tax :

The consumption tax withheld upon sale and the consumption tax paid for purchases of goods and services are not included in the amounts of respective revenue and cost or expense items in the accompanying statements of income.

Notes to the balance sheets :

	Yen in millions
	September 30, 2004	March 31, 2004	September 30, 2003
(1) Accumulated depreciation of tangible fixed assets	¥299,555	¥318,482	¥309,323

(2) Time deposit pledged as collateral	—	—	¥54,121

(3) Guarantees :
Guarantee in the form of commitment	¥1,545	¥25,503	¥66,937
Guarantee in the form of letters of awareness	¥7,086	¥8,546	¥8,616

(4)	Temporary paid consumption tax and temporary received consumption tax are offset and included in other accounts receivables on the balance sheets.

Notes to the statements of income :

(1)	Major items in non-recurring gain and loss :

	Yen in millions
	Six months ended September 30,		Year ended March 31, 2004
	2004	2003
1) Non-recurring gain :
Gain on disposal of tangible fixed assets	¥63	¥204	¥309
Reversal of allowance for doubtful accounts	¥4	¥0	¥0
Settlement gain for a substitutional
portion of employee benefit obligation	—	—	¥32,721
Gain on sale of investment in an affiliate	—	—	¥3,670

2) Non-recurring loss :
Allowance for doubtful accounts for a subsidiary	¥4,272	—	—
Loss on devaluation of investment in a subsidiary	¥4,141	—	—
Loss on disposal of tangible fixed assets	¥784	¥472	¥791
Loss on devaluation of investment in securities	¥78	¥27	¥615

(2)	Depreciation and amortization :

	Yen in millions
	Six months ended September 30,		Year ended March 31, 2004
	2004	2003
Tangible fixed assets	¥10,841	¥11,911	¥26,323
Intangible assets	¥814	¥834	¥1,673

Note for marketable securities:

Market value for investment in subsidiaries and affiliates:

	Yen in millions
	September 30, 2004
	Carrying Amount	Market value	Difference
Investment in subsidiaries	¥65,904	¥158,839	¥92,935
Investment in affiliates	¥6,541	¥21,055	¥14,514

	¥72,445	¥179,894	¥107,449

	Yen in millions
	March 31, 2004
	Carrying Amount	Market value	Difference
Investment in subsidiaries	¥65,904	¥210,167	¥144,263
Investment in affiliates	¥6,541	¥20,789	¥14,248

	¥72,445	¥230,956	¥158,511

	Yen in millions
	September 30, 2003
	Carrying Amount	Market value	Difference
Investment in subsidiaries	¥57,174	¥176,929	¥119,755
Investment in affiliates	¥6,541	¥21,322	¥14,781

	¥63,715	¥198,251	¥134,536